

Mail Stop 3233

October 28, 2015

Jon S. Wheeler
Chairman and Chief Executive Officer
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach, Virginia 23452

      Re: **Wheeler Real Estate Investment Trust, Inc.**
              Registration Statement on Form S-3
              Filed October 2, 2015
              File No. 333-207241

Dear Mr. Wheeler:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and amending your registration statement as necessary. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Stockholders, page 5

1.   Please tell us whether Woodside Capital LLC and Fidelity Group LLC are affiliated with Woodside Capital Securities LLC and Fidelity Brokerage Services LLC, respectively. If any of these selling shareholders is an affiliate of a broker-dealer, please tell us whether the selling shareholder received the shares as underwriting compensation. We may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Bradley Haneberg